Exhibit 99.1

OROMIN
Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773
Website: www.oromin.com E-mail: info@oromin.com

March 3, 2011	Trading Symbol: TSX – OLE
OTC/BB - OLEPF

INITIAL 2011 DRILLING RESULTS CONTINUE PROVIDING POSITIVE GRADE AND THICKNESS INTERVALS AT THE OJVG GOLD PROJECT

HIGHLIGHTS

New Drill Results include:

  15.66 g/t Gold over 7 metres at Masato

  5.15 g/t Gold over 10 metres Masato

  46.75 g/t Gold over 2 metres at Golouma West

  9.25 g/t Gold over 4 metres at Golouma West

Oromin Explorations Ltd. (“Oromin”), on behalf of Oromin Joint Venture Group Limited (“OJVG”), is pleased to provide the initial results from its 2011 exploration drilling program at the OJVG Gold Project in eastern Senegal, West Africa. Current drilling commenced in mid-January 2011 and plans for 2011 include: broader-spaced lateral and depth extension drilling to the five primary gold deposits at Golouma West, Golouma South, Kerekounda, Kourouloulou and Masato; follow-up drilling at recent discoveries such as Kinemba and Koutouniokolla; and initial drilling evaluation at many of Oromin’s new prospects including Saboraya, Kourouloulou South and Mankana.

Chet Idziszek, Oromin’s President and CEO, stated, “we continue to expand the known limits of our deposits at an aggressive pace. Our increasing knowledge of the geology and the continuity of mineralization observed in our step out drilling to date is giving us even greater confidence to step out much more widely on a number of zones, particularly at depth, than we would for resource delineation. Our main focus for 2011 will be to demonstrate how deep and far out along strike these mineralized systems at the Golouma and Masato deposits extend beyond the limits of the current resource models. Also included in our plans for 2011 will be the evaluation of a number of new targets. We are eager to receive our first drill results from these areas and are very encouraged by what we are seeing from initial drilling at Saboraya, Kourouloulou South and the 950 zone at Golouma West.”

The new drill results, along with those previously reported in Oromin’s February 3rd, 2011 news release are listed below and detailed with included intervals in Appendix A and B. These drill results further confirm the continuity of and increasing potential to expand mineralization for those higher grade Golouma Style deposits down-dip and below the limits of the resource/reserve block model used for the July 2010 Feasibility Study.

Golouma Style Deposits

New Results	Previously Reported (February 3, 2011)
Golouma West	Kerekounda
46.75 g/t Au over 2 m in DH-950	7.51 g/t Au over 2 m in DH-946
9.25 g/t Au over 4 m in GWGT-11-01	Golouma South
4.03 g/t Au over 4 m in GWGT-11-01	14.30 g/t Au over 8 m in DH-937
5.30 g/t Au over 10 m in DH-938
6.84 g/t Au over 9 m in DH-938
3.08 g/t Au over 11 m in DH-942
Golouma West
5.23 g/t Au over 12 m in DH-907
6.13 g/t Au over 12 m in DH-939
15.24 g/t Au over 2 m in DH-941
5.85 g/t Au over 5 m in DH-941
2.99 g/t Au over 11 m in DH-943
3.01 g/t Au over 17 m in DH-944
10.26 g/t Au over 3 m in DH-947
6.00 g/t Au over 28 m in DH-948

At the Masato Deposit, new results from mineralized zones below the proposed open pit continue to confirm and extend the zones of higher grade gold mineralization potentially amenable to underground bulk mining. The Masato Deposit mineralization will be modelled as a combined Open Pit and Underground operation for the planned resource update scheduled in Q1 of 2011.

Masato Deposits (Underground)

New Results	Previously Reported (February 3, 2011)
15.66 g/t Au over 7 m in DH-949	1.99 g/t Au over 26 m in DH-936
2.20 g/t Au over 11 m in DH-949	16.39 g/t Au over 1 m in DH-945
5.15 g/t Au over 10 m in MASGT-11-01	3.00 g/t Au over 6 m in DH-946

Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has verified the data disclosed in this news release. William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

In addition, Oromin announces that it has granted stock options to employees, consultants, management, directors and officers entitling the purchase of up to 4,650,000 shares of Oromin under its Stock Option Plan. The options are exercisable at a price of $1.30 per share until March 3, 2016.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Appendix A

Golouma Style Deposits
	Drill	Grid	Azimuth/	From - To	Interval	Gold Grade
Deposit	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)
GOLOUMA	DH-950	53404N/14203E	345/-74	576-578	2	46.75
WEST				716-721	5	1.51
	GWGT-11-01	53770N/14326E	165/-65	177-181	4	9.25
				incl.179-180	1	19.15
				320-356	36	1.28
				incl.336-347	11	2.41
				incl.336-340	4	4.03
	DH-907*	53818N/14182E	150/-60	428-440	12	5.23
				incl.435-439	4	8.58
				474-487	13	2.47
	DH-939*	53472N/14270E	359/-66	424-436	12	6.13
				incl.424-430	6	10.43
				incl.428-430	2	14.90
				450-451	1	8.50
	DH-941*	53267N/14678E	013/-71	356-358	2	15.24
				incl.356-357	1	28.88
				365-370	5	5.85
	DH-943*	53687N/14280E	104/-75	186-193	7	3.31
				198-209	11	2.99
				incl.200-203	3	6.25
				incl.202-203	1	12.43
	DH-944*	53494N/14275E	359/-65	384-401	17	3.01
				incl.387-389	2	6.51
				and 398-401	3	7.13
	DH-947*	53312N/14602E	015/-75	408-411	3	10.26
				incl.410-411	1	19.08
				418-419	1	11.45
	DH-948*	53552N/14334E	014/-71	201-206	5	2.34
				213-241	28	6.00
				incl.219-228	9	10.25
				and 234-241	7	7.36

 *Previously reported.

Mineralized intervals are based on 1-metre samples utilizing 1.0 g/t gold cut-off levels with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Appendix B

Masato Deposit Results
	Drill	Grid	Azimuth/	From - To	Interval	Gold Grade
Deposit	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)
MASATO	DH-949	60008N/14597E	113/-70	200-207	7	15.66
				Incl.200-201	1	99.47
				226-236	10	1.38
				Incl.231-234	3	2.36
				289-300	11	2.20
				Incl.295-299	4	4.12
	MASGT-11-01	59958N/14525E	165/-60	261-271	10	5.15
				275-276	1	5.35
	DH-936*	60476N/14786E	095/-70	192-218	26	1.99
				incl.204-206	2	7.63
				and 213-217	4	3.63
	DH-940*	60052N/14570E	110/-70	242-246	4	2.25
				269-272	3	1.93
	DH-945*	59994N/14632E	114/-65	135-136	1	16.39

 *Previously reported.

Mineralized intervals are based on 1-metre samples utilizing 0.5 and 1.0 g/t gold cut-off levels with a maximum internal dilution of 4 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.